UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zúrich 245,

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada,

Miguel Hidalgo,

11529, Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

América Móvil Announces Redemption of Notes

Mexico City, Mexico, September 29, 2022 — América Móvil, S.A.B. de C.V. (“AMX”) [BMV: AMX] [NYSE: AMX | AMOV] announced today that it has delivered a notice to the holders of its Euro NC10 (Euro Series B) Capital Securities due 2073 (the “Notes”) of its election to redeem on October 28, 2022 (the “Redemption Date”), all of the outstanding Notes at a redemption price (the “Redemption Price”) equal to 100% of the outstanding principal amount of the Notes being redeemed, plus accrued and unpaid interest on the principal amount of such Notes to but not including the Redemption Date.

The record date, on which any holder of Notes must hold any Notes to be entitled to the Redemption Price, will be October 27, 2022.

On the Redemption Date, the Redemption Price together with accrued and unpaid interest, if any, to but not including the Redemption Date will become due and payable upon presentation or surrender of the Notes. From and after the Redemption Date, if monies for the redemption of Notes will have been made available at the Corporate Trust Office for redemption on the Redemption Date, the Notes will cease to bear interest and the only right of the holders of such Notes will be to receive payment of the Redemption Price together with accrued and unpaid interest, if any, to but not including the Redemption Date.

The Notes called for redemption must be surrendered to the Paying Agent.

Unless the Company defaults in making such redemption payment, interest on the Notes called for redemption shall cease to accrue on and after the Redemption Date.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. AMX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2022

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-fact